Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated August 7, 2009 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company” and “we”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On August 7, 2009, the Company filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. The Quarterly Report on Form 10-Q includes consolidated financial statements for the six months and three months ended June 30, 2009.

     Raw materials, primarily copper, comprise the primary component of our cost of goods sold. As the price of copper is particularly volatile, price fluctuations can significantly affect of our sales and profitability. We generally attempt to pass along changes in the price of copper and other raw materials to our customers. However, this has proven difficult recently, reflecting lower overall demand and excess capacity in the wire and cable industry. When the price of copper declines only marginally and slowly over time, we are more likely to maintain our prices. However, the ability to maintain product pricing is limited in the event of significant and rapid declines in the price of copper, particularly when such a decline is coupled with a decline in demand for volume within the industry. The average copper price on the COMEX was $2.15 per pound for the second quarter of 2009, as compared to $3.80 per pound for the second quarter of 2008.
     While our business continues to face recessionary conditions, we did note indications of demand stabilization during the second quarter of 2009 which have continued into the third quarter. Our sales volumes for the second quarter of 2009, while declining significantly from the same quarter last year, showed improvement in latter part of the quarter when compared to earlier periods in 2009. We are encouraged by such signs of demand stabilization, as well as by the positive impact generated from our recent cost-reduction and capacity adjustments. If these factors continue, we believe our performance for the second half of 2009 will improve as compared to our first half results. We continue, however, to manage our business with caution in view of existing recessionary factors. Additionally, we believe our sales volumes for the remainder of 2009, as compared to 2008 levels, will continue to be negatively impacted by the combined impact of difficult macro-economic conditions coupled with our planned downsizing of our OEM segment. Our ability to timely and effectively match our plant capacity to forecasted demand will continue to be a key determinant in our profitability in coming quarters. Management is continually adjusting plans and production schedules in light of sales trends, the macro-economic environment and other demand indicators, and the possibility exists that we may determine further plant closings, restructurings and workforce reductions are necessary, some of which may be significant. In this regard, we closed our manufacturing facility in East Longmeadow, Massachusetts in the second quarter of this year and plan to close our Oswego, New York facility in the third quarter of 2009, as further discussed in the “Consolidated Results of Operations” section that follows.
     We made two acquisitions during 2007 (the “2007 Acquisitions”). On April 2, 2007, we acquired 100% of the outstanding equity interests of Copperfield, LLC for $215.4 million and on November 30, 2007 we acquired certain assets of Woods Industries, Inc. and all of the common stock of Woods Industries (Canada) Inc. from Katy Industries, Inc. for $53.8 million.
Consolidated Results of Operations
     The following table sets forth, for the periods indicated, our consolidated results of operations and related data in thousands of dollars and as a percentage of net sales.

	Three Months Ended June 30,				Six Months Ended June 30,
	2009		2008		2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%
	(In thousands)				(In thousands)
Net sales	$112,932	100.0%	$267,578	100.0%	$230,254	100.0%	$520,062	100.0%
Gross profit	17,010	15.1	28,292	10.6	33,558	14.6	57,141	11.0
Selling, engineering, general and administrative expenses	9,833	8.7	13,480	5.0	20,492	8.9	26,240	5.0
Intangible amortization expense	2,073	1.8	3,106	1.2	4,703	2.0	5,768	1.1
Asset impairments	—	—	—	—	69,498	30.2	—	—
Restructuring charges	1,700	1.5	2,835	1.1	2,357	1.0	3,011	0.6

Operating income (loss)	3,404	3.0	8,871	3.3	(63,492)	(27.6)	22,122	4.3
Interest expense	6,366	5.6	7,531	2.8	12,771	5.5	15,335	2.9
Gain on Senior Notes repurchases	(2,900)	(2.6)	—	—	(2,900)	(1.3)	—	—
Other (income) expense, net	(732)	(0.6)	2	—	(393)	(0.2)	123	—

Income (loss) before income taxes	670	0.6	1,338	0.5	(72,970)	(31.7)	6,664	1.3
Income tax expense (benefit)	370	0.3	495	0.2	(8,500)	(3.7)	2,563	0.5

Net income (loss)	$300	0.3	$843	0.3	$(64,470)	(28.0)	$4,101	0.8

     The following is a reconciliation, for the periods indicated, of net income (loss), as determined in accordance with GAAP, to earnings from continuing operations before net interest, income taxes, depreciation and amortization expense (“EBITDA”).

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(In thousands)		(In thousands)
Net income (loss)	$300	$843	$(64,470)	$4,101
Interest expense	6,366	7,531	12,771	15,335
Income tax expense (benefit)	370	495	(8,500)	2,563
Depreciation and amortization expense	5,318	7,052	11,413	13,890

EBITDA	$12,354	$15,921	$(48,786)	$35,889

     In addition to GAAP earnings, we also use earnings from continuing operations before net interest, income taxes, depreciation and amortization expense (“EBITDA”) as a means to evaluate the liquidity and performance of our business, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, we believe EBITDA allows us to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe the inclusion of items such as taxes, interest expense and intangible asset amortization can make it more difficult to identify and assess operating trends affecting our business and industry. We also believe EBITDA is a performance measure that provides investors, securities analysts and other interested parties a measure of operating results unaffected by differences in capital structures, business acquisitions, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. However, EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity. Finally, other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies.
     Note that depreciation and amortization shown in the schedule above excludes amortization of debt issuance costs, which is included in interest expense.

     The following is a reconciliation, for the periods indicated, of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(In thousands)		(In thousands)
Net cash flow from operating activities	$(2,025)	$15,842	$36,831	$12,310
Interest expense	6,366	7,531	12,771	15,335
Income tax expense (benefit)	370	495	(8,500)	2,563
Deferred taxes	(432)	(320)	9,363	(57)
Loss on sale of fixed assets	(14)	—	(14)	(68)
Stock-based compensation	(693)	(719)	(1,211)	(1,322)
Gain on repurchase of Senior Notes	2,900	—	2,900	—
Asset impairments	—	—	(69,498)	—
Foreign currency translation gain	732	—	393	—
Changes in operating assets and liabilities	5,150	(6,908)	(31,821)	7,128

EBITDA	$12,354	$15,921	$(48,786)	$35,889

Three Months Ended June 30, 2009 Compared with Three Months Ended June 30, 2008
     Net sales — Net sales for the quarter were $112.9 million compared to $267.6 million for the second quarter of 2008, a decrease of $154.7 million or 57.8%. The decline reflected decreased volumes and lower average copper prices during the second quarter of 2009 as compared to the same quarter last year. For the quarter, our total sales volume (measured in total pounds shipped) decreased 42.5% compared to the second quarter of 2008, with a significant contraction in demand across our business in the face of recessionary conditions prevalent throughout the quarter. While overall volumes were down for the second quarter relative to the same quarter last year, we did note sales volume trends improved in the latter part of the second quarter, as compared to earlier periods in 2009. In addition to the impact of volume declines, a lower average daily selling price of copper cathode on the COMEX, which averaged $2.15 per pound during the second quarter of 2009, as compared to an average of $3.80 per pound for the second quarter of 2008, also negatively impacted net sales for the second quarter of 2009, as compared to the same quarter last year.
     Gross profit — We generated $17.0 million in total gross profit for the quarter, as compared to $28.3 million in the second quarter of 2008, a decline of $11.3 million, or 39.9%. The decline primarily reflects the impact of the above-noted volume declines, with lower gross profit being recorded for the quarter in both our Distribution and OEM segments as compared to the same quarter last year. Our gross profit as a percentage of net sales (“gross profit rate”) for the quarter was 15.1% compared to 10.6% for the second quarter of 2008. Gross profit rates improved within both our Distribution and OEM segments, with significant improvement in our OEM segment gross profit rate. In part, our OEM gross profit rate improvement reflects the positive margin impact of our having reduced sales levels in this segment in late 2008 in areas where we had failed to secure adequate pricing for our products. This was done in order to improve the overall gross profit rate and profitability of the OEM segment. Additionally, the improvement reflects the fact that a significant portion of our business involves the production and sale of products which are priced to earn a fixed dollar margin, which causes our gross profit rate to compress in higher copper price environments, which occurred in the second quarter of 2008.
     Selling, engineering, general and administrative (“SEG&A”) expense — We incurred total SEG&A expense of $9.8 million for the second quarter of 2009, as compared to $13.5 million for the second quarter of 2008. The $3.7 million decrease primarily reflects the impact of lower payroll-related expense as a result of lower total headcounts and lower commission expense given lower overall sales levels. These two factors accounted for $1.5 million and $0.8 million of the total decline, respectively. The remaining $1.4 million decrease reflects lower spending across a number of general and administrative expense areas. Our SEG&A as a percentage of total net sales increased to 8.7% for the second quarter of 2009, as compared to 5.0% for the second quarter of 2008, reflecting the impact of lower expense leverage as our fixed costs were spread over a lower net sales base.
     Intangible amortization expense — Intangible amortization expense for the second quarter of 2009 was $2.1 million as compared to $3.1 million for the second quarter of 2008, with the expense in both periods arising from the amortization of intangible assets recorded in relation to our 2007 Acquisitions. These intangible assets are amortized using an accelerated amortization method which reflects our estimate of the pattern in which the economic benefit derived from such assets is to be consumed. Amortization for the second quarter of 2009 was lower than the second quarter of 2008, as a result of lower amortization expense brought about by an impairment charge we recorded during the fourth quarter of 2008 against our then-existing balance in intangible assets and the impact of the aforementioned accelerated amortization methodology.
     Restructuring charges — Restructuring charges for the three months ended June 30, 2009 were $1.7 million, as compared to $2.8 million for the second quarter of 2008. For the second quarter of 2009, these expenses included approximately $1.0 million incurred in connection with our closure of our East Longmeadow, Massachusetts manufacturing facility in May 2009 pursuant to a plan we announced in March 2009. This action was taken in order to align our manufacturing capacity and cost structure with reduced volume levels resulting from the current economic environment. Production from this facility has been transitioned to facilities in Bremen, Indiana, with back up capacity to be provided by our Waukegan, Illinois and Texarkana, Arkansas facilities. The $1.0 million recorded in connection with the East Longmeadow closure primarily included a charge for our estimated obligation for remaining lease payments associated with the lease for this facility and severance and other costs. The remaining $0.7 million primarily consisted of holding costs related to other facilities closed in 2008. For the second quarter of 2008, restructuring charges primarily reflect costs incurred in connection with the integration of our 2007 Acquisitions. We plan to close our Oswego, New York facility during the third quarter of 2009. The production associated with this facility, which is owned, will be shifted to our other facilities, and we anticipate incurring approximately $0.5 million in costs associated with the closure of this facility.
     Interest expense — We incurred $6.4 million in interest expense for the second quarter of 2009, as compared to $7.5 million for the three months ended June 30, 2008. The decrease in interest expense was due primarily to lower average outstanding borrowings in the second quarter of 2009 as compared to the same quarter last year. We had no outstanding borrowings under our Revolving Credit Facility during the second quarter of 2009.
     Gain on Senior Notes repurchases — We recorded a $2.9 million gain in the second quarter of 2009 resulting from our repurchase of $12.8 million in par value of our Senior Notes.
     Income tax expense — We recorded income tax expense of $0.4 million for the quarter compared to an expense of $0.5 million for the second quarter of 2008. The increase in our effective tax rate for the second quarter of 2009, as compared to the second quarter of 2008, reflects the impact of our estimated annual effective tax rate for 2009.
Six Months Ended June 30, 2009 Compared with Six Months Ended June 30, 2008
     Net sales — Net sales for the six months ended June 30, 2009 were $230.3 million compared to $520.1 million for the six months ended June 30, 2008, a decrease of $289.8 million or 55.7%. The decline reflected decreased volumes and lower average copper prices during the six months ended June 30, 2009 as compared to the first half of 2008. For the six months ended June 30, 2009, our total sales volume (measured in total pounds shipped) decreased 41.0% compared to the six months ended June 30, 2008, with a significant contraction in demand across our business in the face of recessionary conditions throughout the first half of 2009. In addition to volume declines, a lower average daily selling price of copper cathode on the COMEX, which averaged $1.86 per pound during the six months ended June 30, 2009, as compared to an average of $3.67 per pound for the six months ended June 30, 2008, also negatively impacted net sales for the six months ended June 30, 2009, as compared to the first half of 2008.
     Gross profit — We generated $33.6 million in total gross profit for the six months ended June 30, 2009, as compared to $57.1 million in the six months ended June 30, 2008, a decline of $23.5 million, or 41.2%. The decline primarily reflects the impact of the above-noted volume declines, with lower gross profit being recorded for the six months ended June 30, 2009, in both our Distribution and OEM segments as compared to the same time period last year. Our gross profit rate for the six months ended June 30, 2009, was 14.6% compared to 11.0% for the six months ended June 30, 2008. Gross profit rates improved within both our Distribution and OEM segments, with significant improvement within our OEM segment as noted above in the discussion of second quarter results.
     Selling, engineering, general and administrative (“SEG&A”) expense — We incurred total SEG&A expense of $20.5 million for the six months ended June 30, 2009, as compared to $26.2 million for the six months ended June 30, 2008. The $5.7 million decrease primarily reflects the impact of lower payroll-related expense as a result of lower total headcounts and lower commission expense given lower overall sales levels. These factors accounted for $3.0 million and $1.5 million of the total decrease, respectively, with the remaining $1.2 million decrease reflecting lower spending across a number of general and administrative expense areas. Our SEG&A as a percentage of total net sales increased to 8.9% for the six months ended June 30, 2009, as compared to 5.0% for the six months ended June 30, 2008, reflecting the impact of lower expense leverage as our fixed costs were spread over a lower net sales base.
     Intangible amortization expense — Intangible amortization expense for the six months ended June 30, 2009 was $4.7 million as compared to $5.8 million for the six months ended June 30, 2008, with the expense in both periods arising from the amortization of intangible assets recorded in relation to our 2007 Acquisitions. As noted above, lower amortization expense in 2009 reflects the impact of an impairment charge we recorded during the fourth quarter of 2008 against our then-existing balance in intangible assets and the accelerated amortization methodology used to amortize these assets.
     Asset impairments — During the first quarter of 2009, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis based on a combination of factors which were in existence at that time, including a significant decline in our market capitalization, as well as the recessionary economic environment and its then estimated potential impact on our business. Accordingly, we recorded a non-cash goodwill impairment charge of approximately $69.5 million, representing our best estimate of the impairment loss incurred within three of the four reporting units within our Distribution segment: Electrical distribution, Wire and Cable distribution and Industrial distribution. We subsequently finalized this goodwill impairment analysis during the second quarter of 2009, and in connection therewith determined that no further adjustment to the $69.5 million impairment charge was necessary.
     Restructuring charges — Restructuring charges for the six months ended June 30, 2009 were $2.4 million, as compared to $3.0 million for the six months ended June 30, 2008. For the six months ended June 30, 2009, these expenses were primarily incurred in connection with severance for headcount reductions and for certain holding costs incurred relative to the closure of our East Longmeadow facility as noted above in the discussion of our second quarter results, and relative to those facilities closed during 2008. For the six months ended June 30, 2008, restructuring charges primarily reflect costs incurred in connection with the integration of our 2007 Acquisitions.
     Interest expense — We incurred $12.8 million in interest expense for the six months ended June 30, 2009, as compared to $15.3 million for the six months ended June 30, 2008. The decrease in net interest expense was due primarily to lower average outstanding borrowings in the six months ended June 30, 2009 as compared to the same time period last year. We had no outstanding borrowings under our Revolving Credit Facility during the six months ended June 30, 2009.
     Gain on Senior Notes repurchases — As noted above the discussion of second quarter results, we recorded a $2.9 million gain in the second quarter of 2009 resulting from our repurchase of $12.8 million in par value of our Senior Notes.
     Income tax expense (benefit)— We recorded an income tax benefit of $8.5 million for the six months ended June 30, 2009, compared to income tax expense of $2.6 million for the six months ended June 30, 2008. The decline in our effective tax rate for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, reflects the $69.5 million pre-tax goodwill impairment charge recorded during the six months ended June 30, 2009. A significant amount of the related goodwill did not have a corresponding tax basis, thereby reducing the associated tax benefit for the pre-tax charge.
Segment Results
     The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Three Months Ended June 30,				Six Months Ended June 30,
	2009		2008		2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%
	(In thousands)				(In thousands)
Net Sales:
Distribution	$86,826	76.9%	$175,875	65.7%	$176,926	76.8%	$340,500	65.5%
OEM	26,106	23.1	91,703	34.3	53,328	23.2	179,562	34.5

Total	$112,932	100.0%	$267,578	100.0%	$230,254	100.0%	$520,062	100.0%

Operating Income (Loss):
Distribution	$7,161	8.2%	$16,644	9.5%	$14,559	8.2%	$32,922	9.7%
OEM	1,875	7.2	729	0.8	2,367	4.4	3,464	1.9

Total segments	9,036		17,373		16,926		36,386
Corporate	(5,632)		(8,502)		(80,418)		(14,264)

Consolidated operating income (loss)	$3,404	3.0%	$8,871	3.3%	$(63,492)	(27.6)%	$22,122	4.3%

     Segment operating income represents income from continuing operations before interest income or expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments and intangible amortization. The Company’s segments have common production processes, and manufacturing and distribution capacity. Accordingly, we do not identify net assets to our segments. Depreciation expense is not allocated to segments but is included in manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our numerous manufacturing work centers.
Accordingly, as products are sold across our segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each segment.

Three Months Ended June 30, 2009 Compared with Three Months Ended June 30, 2008
Distribution Segment
     For the quarter, net sales were $86.8 million, as compared to $175.9 million for the second quarter of 2008, a decrease of $89.1 million, or 50.7%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes and copper prices as compared to the same quarter last year. For the quarter, our total sales volume (measured in total pounds shipped) decreased 35.1% compared to the second quarter of 2008.
     Operating income was $7.2 million for the second quarter of 2009, as compared to $16.6 million for the second quarter of 2008, a decline of $9.4 million, primarily reflecting the above-noted impact on gross profit of decreased sales volumes in 2009, partially offset by lower SEG&A expense. Our segment operating income rate was 8.2% for the quarter, as compared to 9.5% for the same period last year. The decline in the operating income rate was primarily due to lower expense leverage of SEG&A expenses given the lower sales base for the second quarter of 2009 as compared to the same quarter last year.
OEM Segment
     For the quarter, OEM net sales were $26.1 million compared to $91.7 million for the second quarter of 2008, a decrease of $65.6 million, or 71.5%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes and copper prices as compared to the same quarter last year. For the quarter, our total sales volume (measured in total pounds shipped) decreased 54.6% compared to the second quarter of 2008, in part reflecting decreased demand from existing customers which have been particularly affected by the current economic environment. In addition, as we have noted in the past, our OEM volumes in 2009 relative to 2008 levels reflect our decision in late 2008 to reduce sales to customers within this segment in 2009 as a result of failing to secure adequate pricing for our products from such customers. We believe this decision, while significantly reducing the volume done with certain customers within the segment, was necessary to improve the overall financial performance of the segment.
     Operating income was $1.9 million for the second quarter of 2009, as compared to $0.7 million for the second quarter of 2008, an increase of $1.2 million, as a significant improvement in our OEM gross profit rate and lower SEG&A costs more than offset the impact of the above-noted lower sales levels in 2009. Our segment operating income rate was 7.2% for the quarter, as compared to 0.8% for the same quarter last year, as we generated increased operating income despite significantly lower sales levels, in part due to the above-noted customer and cost rationalization efforts.
Six Months Ended June 30, 2009 Compared with Six Months Ended June 30, 2008
Distribution Segment
     For the six months ended June 30, 2009, net sales were $176.9 million, as compared to $340.5 million for the six months ended June 30, 2008, a decrease of $163.6 million, or 48.0%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes and copper prices as compared to the six months ended June 30, 2008. For the six months ended June 30, 2009, our Distribution segment sales volume (measured in total pounds shipped) decreased 33.5% compared to the six months ended June 30, 2008.
     Operating income was $14.6 million for the six months ended June 30, 2009, as compared to $32.9 million for the six months ended June 30, 2008, a decline of $18.3 million, primarily reflecting the above-noted impact on gross profit of decreased sales volumes in 2009, partially offset by lower SEG&A expense. Our segment operating income rate was 8.2% for the six months ended June 30, 2009, as compared to 9.7% for the same period last year. The decline in the operating income rate was primarily due to lower expense leverage of SEG&A expenses given the lower sales base for the six months ended June 30, 2009 as compared to the same quarter last year.
OEM Segment
     For the six months ended June 30, 2009, net sales were $53.3 million compared to $179.6 million for the six months ended June 30, 2008, a decrease of $126.3 million, or 70.3%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes and copper prices as compared to the same quarter last year. For the six months ended June 30, 2009, our total sales volume (measured in total pounds shipped) decreased 52.6% compared to the same time period last year. As noted above in the discussion of our second quarter results within the OEM segment, the decline in volume reflects, in part, decreased demand from existing customers which have been particularly affected by the current economic environment, as well as our decision in late 2008 to reduce sales to customers within this segment in 2009 as a result of failing to secure adequate pricing for our products from such customers.
     Operating income was $2.4 million for the six months ended June 30, 2009, as compared to $3.5 million for the six months ended June 30, 2008, a decline of $1.1 million, primarily reflecting a $2.2 million decline in first quarter operating income, partially offset by the above-noted increase in second quarter OEM operating income. Our segment operating income rate was 4.4% for the six months ended June 30, 2009, as compared to 1.9% for the same time period last year, with the increase reflecting the above-noted second quarter improvement in operating income despite significantly lower sales levels, in part due to the above-noted customer and cost rationalization efforts.
Liquidity and Capital Resources
Debt
     The following summarizes long-term debt (including current portion and capital lease obligations) outstanding in thousands of dollars:

	As of	As of
	June 30,	December 31,
	2009	2008
Revolving credit facility expiring April 2, 2012	$—	$30,000
Senior notes due October 1, 2012	229,110	242,352
Capital lease obligations	170	462

Total long-term debt, including current portion	$229,280	$272,814

     As of June 30, 2009, we had a total of $10.1 million in cash and cash equivalents and no outstanding borrowings under our Revolving Credit Facility. Also, as of June 30, 2009, we have no required debt repayments until our Senior Notes mature in 2012.

9.875% Senior Notes and Repurchases
     At June 30, 2009, we had $227.2 million in aggregate principal amount outstanding of our 9.875% senior notes, all of which mature on October 1, 2012 (the “Senior Notes”). During the second quarter of 2009, we repurchased $12.8 million in par value of our Senior Notes at a discount to their par value resulting in a pre-tax gain of $2.9 million being recorded in connection with such repurchases. As further explained below, in order to complete these repurchase transactions, we were required to enter into an amendment to our Revolving Credit Facility (defined below). In July 2009, we repurchased an additional $2.2 million in par value of our Senior Notes. We may purchase additional Senior Notes in the future but whether we do so will depend on a number of factors and there can be no assurance that we will purchase any additional amounts of our Senior Notes.
     A portion of our Senior Notes were issued at a premium in 2007, resulting in proceeds in excess of par value. This premium, adjusted for the above-noted subsequent repurchases, is being amortized to par value over the remaining life of the 2007 Notes.
Revolving Credit Facility
     Our five-year revolving credit facility (the “Revolving Credit Facility”) is a senior secured facility that provides for aggregate borrowings of up to $200 million, subject to certain limitations as discussed below. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity. At June 30, 2009, we had no borrowings outstanding under the facility, with approximately $78.4 million in remaining excess availability.
     On June 18, 2009, in connection with the above-described Senior Notes repurchases, the Revolving Credit Facility was amended to permit us to spend up to $30 million to redeem, retire or repurchase our Senior Notes so long as (i) no default or event of default exists at the time of the repurchase or would result from the repurchase and (ii) excess availability under the Revolving Credit Facility after giving effect to the repurchase remains above $40 million. Prior to this amendment, we were prohibited from making prepayments on or repurchases of the Senior Notes. The amendment required us to pay an upfront amendment fee of $1 million, and also increased the applicable interest rate margins by 1.25% and the unused line fee increased by 0.25%. Accordingly effective with the June 18, 2009 amendment, interest is payable, at our option, at the agent’s prime rate plus a range of 1.25% to 1.75% or the Eurodollar rate plus a range of 2.50% to 3.00%, in each case based on quarterly average excess availability under the Revolving Credit Facility. After taking into consideration the $2.2 million of par value Senior Note repurchases in July 2009, we have the capacity under the amended credit agreement to spend approximately an additional $18.5 million on future Senior Note repurchases.
     Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10 million in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (i) $200 million or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10 million sublimit for letters of credit.
     The Revolving Credit Facility is guaranteed by our domestic subsidiary on a joint and several basis, either as a co-borrower of the Company or a guarantor, and is secured by substantially all of our assets and the assets of our domestic subsidiary, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of our domestic subsidiary and 65% of the capital stock of our foreign subsidiary.
     The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. In addition to maintaining a minimum of $10 million in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30 million. We maintained greater than $30 million of monthly excess availability during the second quarter of 2009.
     In 2007, the Revolving Credit Facility was amended to allow for our acquisition of certain assets of Woods Industries, Inc and the stock of Woods Industries (Canada) Inc. (“Woods Canada”). The amendment also permitted us to make future investments in our Canadian subsidiaries in an aggregate amount, together with the investment made to acquire Woods Canada, not to exceed $25 million.

     Our Indenture governing the Senior Notes and Revolving Credit Facility contains covenants that limit our ability to pay dividends. As of June 30, 2009, we were in compliance with all of the covenants on our Senior Notes and Revolving Credit Facility.
Current and Future Liquidity
     In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements tend to increase when we experience significant demand for products or significant copper price increases. Conversely, when demand declines or copper prices fall, our working capital requirements generally decline as well. We had no borrowings under our Revolving Credit Facility at June 30, 2009. We may, however, be required to borrow against our Revolving Credit Facility in the future if, among a number of other potential factors, the price of copper increases, thereby increasing our working capital requirements.
     Our management assesses the future cash needs of our business by considering a number of factors, including: (1) historical earnings and cash flow performance, (2) future working capital needs, (3) current and projected debt service expenses, (4) planned capital expenditures, and (5) our ability to borrow additional funds under the terms of our Revolving Credit Facility.
     Based on the foregoing, we believe that our operating cash flows and borrowing capacity under the Revolving Credit Facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future. We had no outstanding borrowings against our $200.0 million Revolving Credit Facility and had $78.4 million in excess availability at June 30, 2009, as well as $10.1 million in cash on hand. We have no required debt repayments until our Senior Notes mature in 2012.
     If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under the Revolving Credit Facility. If cash flows generated from our operations, together with borrowings under our Revolving Credit Facility, are not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations on our ability to incur debt contained in the Revolving Credit Facility and the Indenture relating to our Senior Notes could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.
     Net cash provided by operating activities for the six months ended June 30, 2009 was $36.8 million, compared to net cash provided by operating activities of $12.3 million for the six months ended June 30, 2008. The primary factors contributing to the increase in cash provided by operating activities for the second quarter of 2009 compared to the same quarter of 2008 were: (1) a $39.1 million increase in net cash provided from working capital primarily as a function of a decline in the price of copper which remained lower during the first half of 2009 compared to the first half of 2008, and lower volume levels both factors have which , in turn, resulted in lower working capital needs, and (2) a total of $70.1 million in non-cash items contained in net income for the first half of 2009, primarily goodwill impairment charges. In the event volumes either stabilize or decline and copper prices either stabilize or increase during the remainder of 2009, we would not expect continued improvement in our operating cash flows during the balance of 2009, as compared to the first half of 2009, as our first half operating cash flows benefited in large part from a decline in working capital requirements primarily reflecting declines in both copper prices and volumes.
     Net cash used in investing activities for the six months ended June 30, 2009 was $2.1 million due primarily to capital expenditures.
     Net cash used by financing activities for six months ended June 30, 2009 was $41.1 million due to $30.0 million in repayments made under our Revolving Credit Facility during the first quarter of 2009, and $10.8 million used to repurchase a portion of our Senior Notes and amend our Revolving Credit Facility. In July 2009, we used cash on hand as of June 30, 2009 to repurchase an additional $2.2 million of par value of our Senior Notes.

Other Information
     As disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our principal market risks are exposure to changes in commodity prices, primarily copper prices, and exchange rate risk relative to our operations in Canada. As of June 30, 2009, we have no variable-rate borrowings outstanding which would expose us to interest rate risk from variable-rate debt.
     Commodity Risk. Certain raw materials used in our products are subject to price volatility, most notably copper, which is the primary raw material used in our products. The price of copper is particularly volatile and can affect our net sales and profitability. We purchase copper at prevailing market prices and, through multiple pricing strategies, generally attempt to pass along to our customers changes in the price of copper and other raw materials. From time-to-time, we enter into derivative contracts, including copper futures contracts, to mitigate the potential impact of fluctuations in the price of copper on our pricing terms with certain customers. We do not speculate on copper prices. We record these derivative contracts at fair value on our consolidated balance sheet as either an asset or liability. At June 30, 2009, we had contracts with an aggregate fair value of $0.2 million, consisting of contracts to sell 675,000 pounds of copper in September 2009 and contracts to buy 575,000 pounds of copper at various dates through the end of 2009. A hypothetical adverse movement of 10% in the price of copper at June 30, 2009, with all other variables held constant, would have resulted in a loss in the fair value of our commodity futures contracts of approximately $0.3 million as of June 30, 2009.
     Interest Rate Risk. As of June 30, 2009, we had no variable-rate debt outstanding as we had no outstanding borrowings under our Revolving Credit Facility for which interest costs are based on either the lenders’ prime rate or LIBOR.
     Foreign Currency Exchange Rate Risk. We have exposure to changes in foreign currency exchange rates related to our Canadian operations. Currently, we do not manage our foreign currency exchange rate risk using any financial or derivative instruments, such as foreign currency forward contracts or hedging activities. The strengthening of the Canadian dollar relative to the U.S. dollar had a positive impact on our Canadian results in the second quarter of 2009. We recorded aggregate pre-tax gains of approximately $0.7 and $0.4 million related to exchange rate fluctuations between the U.S. dollar and Canadian dollar for the second quarter and first half of 2009, respectively.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus as supplemented. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: fluctuations in the supply or price of copper and other raw materials; increased competition from other wire and cable manufacturers, including foreign manufacturers; pricing pressures causing margins to decrease; further adverse changes in general economic and capital market conditions; changes in the demand for our products by key customers; additional impairment charges related to our goodwill and long-lived assets; changes in the cost of labor or raw materials, including PVC and fuel; failure of customers to make expected purchases, including customers of acquired companies; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing consolidations and integration activities; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus as supplemented.